03019094

This Is AMETEK®

2002 ANNUAL REPORT


FUEL
QTY
LBS
OIL
TEMP
ENG 2
OIL
PRESS
PSI
ENG

RECD S.E.C.
MAR 2 8 2003
1086
AR/S
P.E. 12-31-02

PROCESSED
MAR 3 1 2003
THOMSON
FINANCIAL

CLEAR VISION • SOUND STRATEGIES • SOLID PERFORMANCE



About Our Theme

This Is AMETEK

This year's annual report offers a snapshot of AMETEK. To help capture the people and places that are AMETEK, we sent disposable cameras to our locations across four continents. The results of that effort appear on our cover and across the pages of this year's report. We gratefully acknowledge the help and cooperation of everyone who assisted in this project.


AMETEK

Table of Contents

The product names with ™ are trademarks and with ® are registered trademarks of AMETEK, Inc.

For the Year 2002

For the Year	2002	2001	2000	1999	1998
	(In millions, except per share amounts and number of employees)				
Net sales	**$1,040.5**	$1,019.3	$1,024.7	$924.8	$927.5
Operating income[1][2]	**148.7**	132.8	135.9	118.8	104.5
Income from operations[1][2]	**83.7**	70.8	68.5	60.8	55.3
Net income[2][3]	**83.7**	66.1	68.5	60.8	41.7
EBITDA[1][4]	**180.4**	178.0	177.6	158.1	146.4
Free cash flow[5]	**91.4**	75.3	74.5	62.3	31.1
Capital expenditures	**17.4**	29.4	29.6	30.3	49.8
Per Share Data:					
Diluted earnings per share:					
Income from operations[1][2]	**$ 2.49**	$ 2.12	$ 2.11	$ 1.85	$ 1.64
Net income[2][3]	**2.49**	1.98	2.11	1.85	1.24
Cash dividends paid	**0.24**	0.24	0.24	0.24	0.24
At Year-End					
Total debt[6]	**$ 390.1**	$ 470.8	$ 361.2	$ 331.4	$ 305.3
Stockholders' equity	**$ 420.2**	$ 335.1	$ 280.8	$ 216.2	$ 174.0
Shares outstanding	**33.1**	32.8	32.4	32.0	32.1
Number of employees	**7,700**	8,100	8,100	7,600	6,900

(1) Amounts in 2001 exclude unusual pretax expenses of $23.3 million, $15.3 million after tax ($0.46 per diluted share) for cost realignment initiatives and asset writedowns. Also excluded from 2001 is a tax benefit of $10.5 million ($0.32 per diluted share) resulting from the closure of a number of tax years. Amounts in 1998 exclude a nonrecurring pretax charge for cost reduction initiatives totaling $8.0 million ($4.8 million after tax, or $0.14 per diluted share). Also excluded from 1998 is a loss on early repayment of debt of $13.8 million pretax, $8.7 million after tax ($0.26 per diluted share).

(2) The amounts in 2001 and the preceding years include the amortization of goodwill. Goodwill amortization is excluded from the Company's 2002 results effective January 1, 2002, in accordance with SFAS No. 142.

(3) Includes unusual and nonrecurring items.

(4) EBITDA represents income from operations before income taxes, interest expense, interest income, amortization of deferred financing costs, depreciation and amortization expenses, and unusual and nonrecurring items.

(5) Free cash flow represents income from operations, plus depreciation and amortization, minus capital expenditures and dividends paid.

(6) Without considering the effect of an accounts receivable securitization program, which reduced the carrying value of accounts receivable and debt in 2000 and 1999, total debt at December 31, 2000 and 1999, would have been $406.2 million and $375.4 million, respectively.



$1050
950
850
750
650
98 99 00 01 02

Net Sales
(In millions)
5 Year CAGR is 4%



$2.50
2.00
1.50
1.00
0.50
98 99 00 01 02

Diluted Earnings Per Share
5 Year CAGR is 11%

A Letter from the Chairman and CEO



Frank S. Hermance
Chairman and Chief Executive Officer

To Our Shareholders

AMETEK performed well in 2002. We achieved the results we expected and established records for sales, operating income, net income, and diluted earnings per share.

We posted both top- and bottom-line growth in a very difficult economic environment. We benefited from implementation of Operational Excellence initiatives and contributions from recently acquired businesses.

2002 Results

Our sales grew modestly, up 2% to $1.04 billion. We posted a 12% gain in operating income to $149 million. Our net income grew 18% to $84 million, and diluted earnings per share were $2.49 versus $2.12 in 2001.

Our business managers did an outstanding job in 2002. We reduced our inventories and receivables by $29 million for the year, exceeding our target of $20 million. Our working capital performance ranks at the top of our peer group of companies. We also improved our operating margins.

Clear Vision

Our vision is unchanged—to double the size and profitability of AMETEK over the next five years. We are committed to achieving double-digit annual percentage growth in earnings per share over the business cycle and a superior return on capital.

We have placed our emphasis on growing our businesses that are differentiated—those that compete on the basis of product capability and offer higher margins and better overall returns. Those businesses currently account for about 70% of our total sales. Over time, we expect they will constitute an even larger portion of our Company.

We will carefully manage our cost-driven businesses, which account for the remaining 30% of our sales, to ensure maximum operating performance and continued strong cash generation.

Sound Strategies

We believe the best way to achieve added value for our shareholders is to manage our Company by using the Four Growth Strategies outlined in our Corporate Growth Plan:

- Operational Excellence
- Strategic Acquisitions & Alliances
- Global & Market Expansion
- New Products

Operational Excellence

Operational Excellence is the cornerstone of our Corporate Growth Plan. It has enabled us to weather current difficult operating conditions and to achieve results that are truly remarkable in today's economic environment.

Operational Excellence is an essential part of our best-cost manufacturing strategy. It allowed us to establish a lean manufacturing platform that we can further leverage as the economy improves. We now have well-established, low-cost motor manufacturing plants in Brazil, China, the Czech Republic, and Mexico.

The benefits provided by those plants are reflected in our group operating margin, which has risen from 14.9% in 1999 to 16.1% in 2002.

Strategic Acquisitions & Alliances

Our objective is for one-half to two-thirds of our revenue growth to come from acquisitions. We have an excellent record for successfully acquiring and rapidly integrating new businesses.

We focus on acquiring differentiated businesses with revenues between $30 million and $100

SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH, D.C. 187 SECTION

million that complement our instrument or electromechanical businesses, and we look for international acquisitions to increase our presence in global markets.

We have acquired seven such businesses over the past three years and strengthened our positions in analytical instruments, power instruments, specialty motors and blowers, and electromechanical products.

Our acquisition pipeline remains full. We will continue to make acquisitions in line with our stated strategy and objectives.

Global & Market Expansion

We intend to grow international sales to become half of our total revenues. Many of our businesses are global, and more than half of our market opportunity lies outside the United States.

In 2002, our international sales were up 10%. They accounted for more than a third of our total revenue. With our most recent acquisitions, Airtechnology Holdings and Solidstate Controls, more than 40% of our sales will occur outside the United States.

As we added low-cost manufacturing in key global markets, we extended our sales and marketing capability as well, broadening our presence in overseas markets. We have sales and marketing operations in Europe, Asia, and the Middle East, and we have joint venture manufacturing interests in China, Japan, South Korea, and Taiwan. Our motor facility in São Paulo, Brazil, provides us with a gateway into Latin America.

Our market expansion goals include capitalizing on opportunities in new and emerging markets. We've done an excellent job adapting our products and technology to serve new market segments, such as the emerging fuel cell and elemental analysis markets.

New Products

During the past year, we launched a large number of innovative new instruments and added to our industry-leading lines of air-moving motors and blowers. We have a host of exciting new products ready for introduction in 2003.

We have maintained our investment in new product development and have accelerated the pace of our new product introductions. We believe that our sales from new products will increase as recently introduced products further penetrate their target markets.



Executive Office *(top to bottom):*
John J. Molinelli, Executive Vice President—Chief Financial Officer
Robert W. Chlebek, President, Electronic Instruments
Thomas F. Mangold, Jr., President, Electronic Instruments
Albert J. Neupaver, President, Electromechanical Group

Solid Performance

Our businesses posted solid performances in 2002 despite a difficult economic environment. They are well managed and led by a proven and experienced team. We remain confident in our ability to build on the solid foundation of our Four Growth Strategies.

We are financially strong. We have reduced our debt, improved our balance sheet, and have the financial resources to fund our growth. We believe the sound execution of our Corporate Growth Plan will continue to create value for our shareholders.

The performance we achieved in 2002 is a direct result of the hard work and dedication of AMETEK colleagues. Their efforts are much appreciated and reflected in our strong stock price performance. Over the past three years, we have achieved more than a 100% cumulative total return for our shareholders, far exceeding the returns of our benchmark indexes.

We remain excited about the long-term prospects for our Company. We are poised to significantly grow earnings once the economy strengthens. As our sales grow, our streamlined cost structure will allow us to bring more of those dollars to the bottom line.

We look forward to our continued progress and appreciate your confidence in our team. On behalf of my colleagues, I thank you for your support.

Frank S. Hermance
Chairman and Chief Executive Officer
March 13, 2003

*Cumulative Total Return to Shareholders**



AMETEK
Russell 2000 Index
Dow Jones Electrical Components & Equipment Index
1-Year Return
3-Year Return
5-Year Return
30%
20
10
0
-10
-20
-30
-40
-50
110%
100
90
80
70
60
50
40
-60
-70
-80
50%

* *The performance chart above shows the total return to shareholders (stock price appreciation and dividend reinvestment) from the beginning of each of the periods shown through December 31, 2002.*

Our Global Family

This Is Who We Are...

- We span the globe.
- We are almost 8,000 colleagues working at 57 facilities and a dozen direct sales and service centers on four continents.
- We operate 36 manufacturing facilities in the United States from Largo, Florida, to Seattle, Washington.
- Outside the United States, we have 21 manufacturing facilities and 11 direct sales operations in 17 countries around the world.
- We rank among the world leaders in process analyzers and measurement and control instruments.
- We are a recognized leader in engine sensors for jet aircraft and a major supplier of aerospace instruments, with over 50 years of experience.
- We are the world's largest producer of vacuum motors for floor care and a leader in air-moving motors and blowers for aerospace, medical, and technical applications.
- **In North America,** we have nine U.S. motor facilities and three other electromechanical product plants. We have 25 electronic instrument production facilities in the United States and Canada, and two facilities in Mexico that produce both instruments and motors.
- **In Europe,** we have motor plants in Italy, the United Kingdom, and the Czech Republic. We have instrument plants in Denmark, Germany, the Netherlands, and the United Kingdom, and direct sales operations in Germany, Italy, France, and the United Kingdom.
- **In Asia,** our motor plant in Shanghai, China, serves customers in China and eastern Asia and provides us with a base for expanding our sales throughout the Pacific Rim.
- Our Singapore sales and service operation supports our instrument and motor businesses and directs our Asian sales and marketing effort. We have sales offices in Beijing, Hong Kong, and Shanghai, China.
- We have a direct sales office and joint venture instrument operation in Japan. We have joint ventures with Asian partners that make motors in South Korea and pressure gauges in China and Taiwan.
- **In Latin America,** we are tapping the potential of that market with manufacturing facilities in Argentina and Brazil and a direct sales office in Mexico.



Our Products and Businesses

This Is What We Do...

We are a diversified manufacturing company. We have an excellent reputation for technical innovation and product development. We offer our customers a high level of support and are a leader in many of the markets we serve.

Our sales are evenly divided between two business groups:

Electronic Instruments Group (EIG)

Our electronic instrument businesses serve a wide number of industries.

In process instruments, we have well-established positions in the chemical, petrochemical, refining, semiconductor equipment, and factory automation industries. Our analytical instruments increasingly serve research and laboratory equipment markets.

In aerospace, we are a leader in the development and manufacture of aircraft monitoring systems, fluid measurement systems, cockpit instruments, displays, sensors, cables and harnesses.

In power instruments, our sensors and monitors are found on almost every major turbine generator in the world. In power transmission and distribution, we are a recognized leader in power monitoring and quality instrumentation, and a major provider of control room displays. We also manufacture uninterruptible power supply systems.

In industrial markets, we are a leading manufacturer of dashboard instruments for heavy vehicles. We supply force-measurement and materials-testing devices to a broad range of industries. We make timing controls and cooking computers for the food service industry. We also custom compound plastics and produce heat exchangers and high-temperature fabrics.

We broadened the scope of our business by developing smart sensors and analyzers that enable our instruments to operate remotely. We've taken technology that we developed for one industry and modified it for applications in related industries.

Through acquisitions, we have expanded in analytical and laboratory equipment, aerospace and power instruments, power supply systems, level measurement, factory automation, micro-analysis, environmental monitoring, and nuclear and chemical weapons detection.

EIG Operating Results


$600
500
400
300
200
100
98 99 00 01 02
Sales
(In millions)


$100
80
60
40
20
98 99 00 01 02
Operating Income
(In millions)



Electromechanical Group (EMG)

We are the world's largest producer of electric motors and motor-blowers used in household and commercial vacuum cleaners, and other floor care appliances.

We are a world leader in brushless, direct-current motors and blowers used for cooling, ventilating, and environmental control in aerospace, military, mass-transit, business equipment, and medical applications.

We provide regenerative blowers for pressure and vacuum applications for a wide range of industries. We work closely with the major fuel cell developers to design advanced motors, pumps, and blowers.

Our specialty motors power outdoor equipment; household, personal care, and commercial appliances; fitness equipment; and other consumer products. Our drive motors are used in materials-handling vehicles, industrial equipment, pumps, and winches.

Through acquisition, we expanded our electromechanical product lines to include industrial battery chargers, contactors, solenoids, switches, and other devices used in telecommunications and materials handling.



Airtechnology, acquired in 2003, is a leader in environmental integrity systems used in several high-profile European defense and aerospace programs, including the armored vehicle pictured above.

We are a leader in specialty metal powder, strip, wire, and bonded products. We also produce specialty clad metal alloys, powders, shaped wire, and advanced metal matrix composites used in electronic applications.

EMG Operating Results


Sales
(In millions)
$600
500
400
300
200
100
98 99 00 01 02


Operating Income
(In millions)
$100
80
60
40
20
98 99 00 01 02



Our Strengths: *The Four Growth Strategies*

This Is Why We Succeed...

Guiding our success is a Corporate Growth Plan based on four fundamental strategies:

- Operational Excellence
- Strategic Acquisitions & Alliances
- Global & Market Expansion
- New Products

Operational Excellence

We owe much of our success to the Operational Excellence culture that exists within AMETEK. It has enabled us to improve the efficiency of our businesses, deliver value to our customers, and achieve synergies from our acquisitions.

Our emphasis on Operational Excellence has allowed us to improve profit margins in a difficult economic operating environment. Over the past three years, our group operating margin has increased from 14.9% to 16.1%.

Operational Excellence has enhanced our transfer of product lines to low-cost locations. Our revenues from low-cost manufacturing locations have risen from 10% in 2000 to 17% in 2002 and are expected to exceed 20% of total sales in 2003.

Operational Excellence extends to how we manage our financial assets. We have increased our focus on reducing our working capital needs. Our goal in 2002 was to reduce inventory and receivables by $20 million. We achieved a $29 million reduction, exceeding our target by $9 million.

Our Operational Excellence strategy plays a vital role in achieving synergies from acquisitions and is a major reason pretax profit margins from those businesses improved an average of 40% in the year following their acquisition.

Strategic Acquisitions & Alliances

Our ability to acquire and integrate new businesses is a core competency that has driven our growth and performance.

We enjoy great success because we maintain a disciplined approach to acquisitions. We look for market leaders with products that either



Group Operating Margins
20.0%
16.0
12.0
8.0
4.0
98 99 00 01 02



Cash Provided by Operations
(In millions)
$120
100
80
60
40
20
98 99 00 01 02



complement our businesses or provide us with promising opportunities in new or emerging markets. We seek companies with the right cultural fit and strong management teams. We conduct a stringent due diligence process and require that our acquisitions meet specific financial criteria.

In the past three years, we acquired companies with significant positions in analytical instruments, power instruments and devices, specialty motors and fans, and components for stationary power and telecommunications.

Our three most recent acquisitions, Instruments for Research and Applied Science (IRAS), Airtechnology Holdings, and Solidstate Controls, serve as excellent examples of our acquisition strategy at work.

We acquired IRAS—a producer of highly differentiated instruments used in nuclear spectroscopy, electrochemistry, and electronic signal processing—in late 2001. With annual revenues of more than $50 million, it significantly extended our competency in measuring physical properties and enhanced our position in laboratory and research instruments.

Renamed AMETEK Advanced Measurement Technology, its products focus on the increasingly important areas of environmental monitoring, research, and nuclear and chemical weapons detection as part of U.S. Homeland Security efforts.

Airtechnology Holdings, acquired in early 2003, provides similar opportunities in high-end technical motors. It is a recognized leader in motors and fans used in commercial and military aircraft and vehicles and has annual sales of more than $45 million. Based in the United Kingdom, Airtechnology has excellent positions in several high-profile European defense and aerospace programs and complements our existing high-end technical motor business.



AMETEK Advanced Measurement Technology manufactures highly sensitive detection devices used to identify nuclear and chemical hazards, such as the digiDART™ portable spectroscopy unit above.

Our most recent acquisition, Solidstate Controls, is a leader in uninterruptible power supply systems for the process and power industries. It complements our existing businesses that serve those markets.

Global & Market Expansion

Our Global & Market Expansion strategy has three elements:

- ☐ Achieving a best-cost global manufacturing capability
- ☐ Broadening our presence in key international markets
- ☐ Expanding in adjacent markets



Our Strengths: *The Four Growth Strategies*

Best-Cost Strategy in Motors
Key to success in our largest motor business—global floor care motors—is our best-cost manufacturing strategy. As part of that strategy, we have leveraged our size and situated our manufacturing plants close to our motor customers so as to achieve competitive advantage. That has enabled us to increase sales and convince captive motor producers to outsource their motor production to us.

Central to our best-cost strategy is our motor manufacturing plant in Reynosa, Mexico, opened in 1997. Our operation in Reynosa produces the great majority of our North American household floor care motors. It also houses production for six of our other businesses, some cost-driven and others differentiated. Those include aerospace, power and heavy-vehicle instruments; electromechanical switches; and specialty motors.

Beyond North America, we've made significant progress by expanding production at our other plants in Shanghai, São Paulo, and the Czech Republic. Our low-cost facilities now account for more than $175 million in revenue. We will continue to relocate product lines to those facilities to take further advantage of the cost savings they provide.

Broadening Our Reach Internationally
We have strong, well-established international sales and marketing channels in most of our instrument and motor businesses and have forged alliances and ventures with partners in Europe and Asia.

Recent acquisitions have provided us with additional international exposure. On the instrument side, Solidstate Controls, IRAS, EDAX, and Rochester Instruments, acquired since 2000, have significant sales and marketing in Europe, Asia, and South America. In motors, Airtechnology, acquired in early 2003, generates most of its revenues in Europe. Nearly 40% of our sales are now outside the United States.

Expanding in Higher-Growth Markets
We have extended our core competencies into adjacent markets. Internal development and acquisitions have strengthened our positions in markets with higher growth rates and larger served markets.

In analytical instruments, we've broadened our focus to include elemental analysis, microscopy and crystallography. In power instruments, we've leveraged our strengths in sensors to penetrate the industrial turbine market and acquired positions in power quality analysis and uninterruptible power systems.

New Products
Our reputation for innovation and technical leadership is based on our ability to develop new products and bring them to market successfully.

Our investment in product development has totaled $138 million over the past three years. We've augmented that ability by acquiring businesses with similar innovative strengths. We expect the pace of our new product



Pictured at right are some of the colleagues at AMETEK Motors Shanghai, which provides us with a base for growing sales in China and eastern Asia.



introductions to accelerate as we further leverage our existing capabilities and integrate our most recent acquisitions.

Among our newest products are the following:

- *AMPHION*™ solid-state power controller for aircraft electrical systems and *CONNECTIX*™ series protocol converter for bridging aircraft avionic units that use different digital data standards.
- *DataStik*™ wireless level sensor for the remote monitoring of storage tanks and *ThePoint*™ point level switch, which requires no calibration or adjustment.
- *Meridian Ultra*™ power-quality analyzer and *BT-100* circuit breaker tester: two portable diagnostic instruments for ensuring power quality and reliability.
- *ProLine*™ process mass spectrometer and EDAX *Eagle III* elemental microanalyzer: two compact, high-performance analytical instruments.
- *Minijammer*® and *Intelligen Windjammer*® brushless blowers with upgraded electronic controls and performance capabilities.
- *ACUSTEK*® *Plus* and *ADVANTEK*™ vacuum motors, which offer lower noise levels and higher efficiency for commercial and household floor care.

Research, Development, and Engineering Expense
(In millions)


$48
46
44
42
40
98 99 00 01 02

International Sales
(In millions)


$360
330
300
270
240
98 99 00 01 02



Our Corporate Culture

This Is What We Value...

We recognize the importance of key stakeholders: our shareholders, customers, colleagues, and the communities in which we operate.

- **Shareholders**—Our primary mission is to enhance the value of our shareholders' investment in AMETEK by providing them with consistent and superior returns.
- **Customers**—Our goal is to provide our customers with world-class products and services – consistently, on-time, and at a fair price. We appreciate their support and loyalty.
- **Colleagues**—We are committed to a culture that recognizes the value of all colleagues and allows them to develop meaningful and rewarding careers. Their dedication is a powerful component of our success.
- **Communities**—We believe in good corporate citizenship and are sensitive to the needs of the communities in which we operate.

These other values underpin our commitment to key stakeholders:

Ethical Business Practices

We are an ethically responsible company and believe that honesty and integrity serve as the framework for all of our business activities. We are committed to the highest standards of ethical business behavior. We expect all of our colleagues to adhere to those principles and conduct themselves accordingly.

We have a strong system of internal controls that our senior managers actively monitor. We adhere to high accounting standards and have implemented additional safeguards to ensure the integrity of our business and financial systems.

Respect for the Individual

We believe in treating all of our colleagues fairly. We conduct our operations in a manner that promotes their health and welfare and respects the dignity of the individual.

We provide opportunities for our colleagues to succeed and actively support programs that recruit, train, and develop persons from diverse backgrounds and experiences.

Teamwork

Every day, AMETEK colleagues create value on the factory floor and in our customers' end products. Participation is an important part of our Operational Excellence culture, involving colleagues at all levels of the Company and encouraging them to work together in teams.

Each year, the team that best demonstrates our commitment to teamwork, Operational Excellence and Total Quality Management is presented with the Dr. John H. Lux Total Quality Accomplishment Award.

Since its inception in 1993, the Lux Award has been presented to a broad cross section of AMETEK colleagues who have served as models of our team-based initiatives Companywide.

In 2002, the Lux Award was presented to the Induction Soldering System Team at AMETEK Dixson. The team designed a new soldering process for our heavy-vehicle instruments to replace a higher-cost and less efficient system.



The AMETEK Dixson Induction Soldering System Team, which received the 2002 Dr. John H. Lux Total Quality Accomplishment Award, included members from Grand Junction, Colorado, and Reynosa, Mexico.





*Pictured above are **Reynosa** team members (shown from left): Joel Gutierrez, Eleuterio Sanchez, Antonio Rendon, Dalia Garcia, and Jose Balderas.*

*Pictured left are **Grand Junction** team members (shown from left): Homer Frasure, Clyde Huber, Darrell Martin, Tyler Johnson, Dave Hensel, and Wayne Allen.*

The team consisted of colleagues from Grand Junction, Colorado, and Reynosa, Mexico, and drew on the experience and expertise of its members from both sites.

Social Responsibility

We are involved in the communities in which we operate. AMETEK colleagues voluntarily support a broad range of charitable activities near where they live and work.

We also demonstrate our concern through the AMETEK Foundation, which serves as the charitable arm of AMETEK, Inc. Since 1960, the AMETEK Foundation has supported programs that benefit educational, health, welfare, civic, and social needs in AMETEK communities.

Those programs include a special childhood reading and literacy initiative to which the Foundation has committed more than $1 million since 1998. A vital part of this initiative is the active involvement of AMETEK colleagues as coaches and reading mentors.



Financial Review

This 2002 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis, and the consolidated financial statements and footnotes, are presented in AMETEK's 2002 Form 10-K and in Appendix A to the 2003 Proxy Statement.

Overview

In what continues to be a very difficult economic environment, AMETEK performed well in 2002. In 2002, the Company posted record sales, operating income, net income and diluted earnings per share. The Company benefited from its 2001 acquisitions, the aggressive management of its global cost structure, and the non-amortization of goodwill. Also, the Company significantly reduced its operating working capital in 2002. These results were primarily achieved through an excellent effort throughout the Company and the implementation of the Company's Operational Excellence initiatives. AMETEK is continuing to take the appropriate steps to size its business to the current economic environment.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2002, 2001, and 2000. The discussion that follows should also be read in conjunction with the financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported sales of $1.04 billion in 2002, up 2.1% from the year 2001, despite adverse economic conditions, which continued to impact many of the Company's businesses. Net sales for the Electronic Instruments Group (EIG) were $539.4 million in 2002, an increase of 8.0% from sales of $499.5 million in 2001. The sales increase for EIG was mainly due to the 2001 acquisition of IRAS and EDAX, as well as strength in the Company's heavy-vehicle instruments business. These increases were partially offset by a continued decline in demand in most of the Group's other businesses, primarily aerospace and power instruments. Net sales for the Electromechanical Group (EMG) were $501.1 million in 2002, a decrease of 3.6% from sales of $519.8 million in 2001. EMG's sales decline was due to continued weakness in the United States and European floor care markets, partially offset by sales from the 2001 acquisition of GS Electric and currency translation gains from international businesses. Without the 2001 acquisitions, 2002 consolidated sales for the Company would have been lower by 6.3% when compared with 2001. Consolidated international sales were $353.4 million in 2002, an increase of 10.0% from $321.2 in 2001.

New orders for 2002 were $1,004.8 million, compared with $1,039.5 million for 2001, a decrease of $34.7 million or 3.3%, due to declines primarily in the aerospace and power instrument businesses resulting from softness in these markets, as well as the overall economic slowdown. The decline in orders was partially offset by orders received by the 2001 acquisitions. The order backlog at December 31, 2002 was $240.9 million, compared with $276.6 million at

	(Dollars in thousands) Years Ended December 31,					
	2002		2001		2000	
Net Sales:						
Electronic Instruments	**$ 539,448**		$ 499,528		$ 509,504	
Electromechanical	**501,094**		519,761		515,156	
Total net sales	**$1,040,542**		$1,019,289		$1,024,660	
		% of Sales		% of Sales		% of Sales
Operating Income:[(1)(2)]						
Segment operating income:						
Electronic Instruments	**$ 87,485**	**16.2**	$ 57,035	11.4	$ 78,771	15.5
Electromechanical	**80,225**	**16.0**	70,638	13.6	77,560	15.1
Total segment operating income	**167,710**	**16.1**	127,673	12.5	156,331	15.3
Corporate administrative and other expenses	**(19,023)**	**(1.8)**	(18,123)	(1.8)	(20,441)	(2.0)
Consolidated operating income	**$ 148,687**	**14.3**	$ 109,550	10.7	$ 135,890	13.3

(1) 2002 excludes goodwill amortization.
(2) 2001 includes unusual charges for cost realignment initiatives and cost reduction programs.

December 31, 2001, a decrease of $35.7 million or 12.9%, primarily in the aerospace, power instrument, and technical motor businesses.

Total segment operating income was $167.7 million for 2002, an increase of 31.4%, compared with segment operating income of $127.7 million for 2001. Segment operating margins were 16.1% of sales in 2002, an increase from 12.5% of sales in 2001. The 2001 acquisitions, the non-amortization of goodwill, effective at the beginning of 2002, and benefits realized from the unusual charge in the fourth quarter of 2001 drove the higher operating income and margins. This increase was reduced somewhat by higher net pension costs resulting primarily from lower pension income from the Company's U.S. defined benefit pension plans. The Company expects pension expense to increase by approximately $7 million to a total expense of approximately $14 million in 2003, due primarily to the recent decline in the market value of pension plan investments, caused by the poor performance of the equity markets and actuarial assumption changes at the end of 2002. In 2002, the Company continued to benefit from its aggressive cost reduction initiatives, which began in the second half of 2000. These initiatives included the continued migration of production to low-cost locales in Mexico, China, Brazil, and the Czech Republic and the lowering of the Company's overall cost structure. Segment operating income in 2001 included an unusual pretax charge to operations of $23 million in the fourth quarter to cover the cost of employee reductions, facility closures, and asset writedowns. Before the 2001 unusual charge, segment operating income was $150.7 million and margins were 14.8%.

Corporate expenses were $19.0 million or 1.8% of sales in 2002, an increase of $0.9 million, or 5.0% over 2001, but unchanged as a percentage of sales. Higher insurance expense, pension costs, and professional fees in 2002 accounted for the increase.

After deducting corporate expenses, consolidated operating income for 2002 was $148.7 million, or 14.3% of sales, an increase of $39.1 million when compared with 2001 operating income of $109.6 million, or 10.7% of sales. Before the fourth quarter of 2001 unusual charges, operating income was $132.8 million, or 13.0% of sales.

Net income for 2002 was $83.7 million, or $2.49 per diluted share, compared with net income for 2001 of $66.1 million, or $1.98 per diluted share, a 26.6% increase in net income. Net income in 2001 included goodwill amortization of $10.2 million after tax, or $0.30 per diluted share. The prior year also reflected the unusual charge of $23 million mentioned above. This charge represented $15 million after tax, or $0.46 per diluted share. The year 2001 also included a tax benefit of $10.5 million, or $0.32 per diluted share, resulting from the closure of a number of tax years. Excluding those unusual items, earnings for 2001 were $70.8 million or $2.12 per diluted share.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $103.7 million in 2002, compared with $101.1 million (before receivable securitization transactions) for 2001, an increase of $2.6 million. The increase in operating cash flow was the result of higher earnings and a strong focus on reducing operating working capital. At December 31, 2002, inventories were lower by $23.1 million, or 15.1%, since December 31, 2001, and receivables were lower by $5.8 million, or 3.2%. The 2001 inventory balance included a build-up of inventories to protect customers during the Company's movement of certain production to low-cost manufacturing facilities. Those movements are continuing, and some inventory build-up at certain locations remains in place. Strong operating cash flow during 2002 allowed the Company to repay $82.8 million in debt and contribute $30.3 million to its U.S. defined benefit pension plans, including a $19.6 million contribution late in the fourth quarter of 2002. AMETEK's free cash flow (net income, plus depreciation and amortization, less capital spending and dividends) was $91.4 million in 2002, compared with $75.3 million in 2001. In connection with its accounts receivable securitization program, in 2001 the Company recorded $45 million of securitized accounts receivable and short-term borrowings of its special-purpose subsidiary. After deducting this item, cash generated by operating activities in 2001 totaled $56.1 million.

Cash used for investing activities was $19.7 million for 2002, compared with $152.5 million of cash used for investing in 2001. In 2001, the Company purchased three businesses for $131.8 million. Capital expenditures totaled $17.4 million in 2002, compared with $29.4 million in 2001. Approximately two-thirds of the 2002 capital expenditures were to increase productivity and expand production capacity. The Company's 2003 capital expenditures are expected to increase when compared with 2002, with a continuing emphasis on spending to improve productivity and expand low-cost manufacturing facilities.

Cash used for financing activities totaled $84.6 million in 2002, compared with cash provided of $103.3 million in 2001. In 2002, net short-term borrowings decreased by $59.0 million and long-term debt decreased $23.8 million. These decreases reflect the partial use of the Company's strong operating cash flow in 2002. In 2001, short-term borrowings increased $37.7 million and long-term debt had a net increase of $72.6 million. The 2001 increases were for borrowings to fund the 2001 acquisitions and the accounts receivable securitization transaction discussed previously.

At December 31, 2002, total debt outstanding was $390.1 million, compared with $470.8 million at December 31, 2001. The weighted average interest rate on total debt outstanding at December 31, 2002 and 2001, was 5.4% and 5.2%, respectively. Debt as a percentage of capitalization decreased to 48.1% at December 31, 2002, from 58.4% at December 31, 2001. AMETEK's debt-to-EBITDA ratio was 2.2 to 1 at December 31, 2002, compared with 2.4 to 1 at the prior year-end, and EBITDA covered interest expense 7.2 times in 2002, compared with 6.4 times in 2001. All of the above financial ratios were well within the allowable limits under the Company's debt agreements.

During 2002, the Company repurchased 236,900 shares of its common stock at a cost of $7.3 million, compared with 440,000 shares acquired in 2001 at a cost of $11.6 million. Subsequent to December 31, 2002, the Company repurchased an additional 190,000 shares of its common stock for approximately $5.8 million. The share repurchases were made under a 1998 $50 million share repurchase program. On March 12, 2003, the Company's Board of Directors authorized a new $50 million share repurchase program, adding to the $2.5 million remaining balance from the 1998 program. As of March 12, 2003, $52.5 million was approved for future share repurchases.

The Company's shelf registration statement, filed with the Securities and Exchange Commission in December 2001, allows for up to $300 million in additional equity or debt financing. The registration statement became effective in October 2002.

Forward-Looking Information

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning factors that could cause actual results to differ from projections is contained in the Company's Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Report of Management

The financial statements in this summary annual report were derived from the consolidated financial statements that appear in Appendix A to the Proxy Statement for the 2003 Annual Meeting of Shareholders.

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with accounting principles generally accepted in the United States consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this summary annual report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. A more complete description of these controls, along with management's opinion as to their overall effectiveness, is contained in the detailed Report of Management included in the Appendix to the Proxy Statement.

The Company's independent auditors, Ernst & Young LLP, are engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. Their report on these condensed consolidated financial statements is included below.

The Audit Committee of the Board of Directors, which is composed solely of Directors who are not employees of the Company, meets with the independent auditors, the internal auditors, and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement. Both the independent auditors and internal auditors have direct access to the Audit Committee.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in key policy statements publicized throughout the Company.

John J. Molinelli

John J. Molinelli
Executive Vice President—Chief Financial Officer
January 28, 2003

Report of Independent Auditors on Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of AMETEK, Inc. at December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002, (not presented separately herein) and in our report dated January 28, 2003, we expressed an unqualified opinion on those consolidated financial statements. As noted in that report, AMETEK changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," in 2002. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 19 through 21) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Philadelphia, Pennsylvania
January 28, 2003

Condensed Consolidated Statement of Income

(In thousands, except per share amounts)

	Years Ended December 31,		
	2002	2001	2000
Net sales	**$1,040,542**	$ 1,019,289	$ 1,024,660
Expenses:			
Cost of sales (excluding depreciation)	**754,571**	777,919	761,548
Selling, general and administrative	**104,816**	98,655	95,147
Depreciation	**32,468**	33,165	32,075
Total expenses	**891,855**	909,739	888,770
Operating income	**148,687**	109,550	135,890
Other income (expenses):			
Interest expense	**(25,181)**	(27,913)	(29,203)
Other, net	**(608)**	2,725	(549)
Income before income taxes	**122,898**	84,362	106,138
Provision for income taxes	**39,200**	18,251	37,606
Net income	**$ 83,698**	$ 66,111	$ 68,532
Basic earnings per share	**$ 2.54**	$ 2.01	$ 2.13
Diluted earnings per share	**$ 2.49**	$ 1.98	$ 2.11
Average common shares outstanding:			
Basic shares	**32,918**	32,838	32,131
Diluted shares	**33,627**	33,445	32,534

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Condensed Consolidated Balance Sheet

	(In thousands) December 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 13,483**	$ 14,139
Marketable securities	**8,320**	8,215
Receivables, less allowance for possible losses	**175,230**	181,031
Inventories	**129,451**	152,525
Deferred income taxes	**10,005**	10,096
Other current assets	**14,080**	13,341
Total current assets	**350,569**	379,347
Property, plant and equipment, net	**204,329**	214,494
Goodwill, net of accumulated amortization	**391,947**	387,420
Other assets	**83,161**	58,231
Total assets	**$ 1,030,006**	$1,039,492
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 110,422**	$ 167,399
Accounts payable	**81,108**	86,707
Income taxes payable	**3,287**	1,541
Accrued liabilities	**66,603**	80,503
Total current liabilities	**261,420**	336,150
Long-term debt	**279,636**	303,434
Deferred income taxes	**41,233**	33,496
Other long-term liabilities	**27,536**	31,354
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 100,000,000 shares; issued: 2002—33,883,179 shares; 2001—33,412,873 shares	**339**	334
Capital in excess of par value	**14,045**	683
Retained earnings	**464,731**	388,929
Accumulated other comprehensive losses	**(34,719)**	(37,023)
Less: Cost of shares held in treasury: 2002—816,057 shares; 2001—596,643 shares	**(24,215)**	(17,865)
Total stockholders' equity	**420,181**	335,058
Total liabilities and stockholders' equity	**$ 1,030,006**	$1,039,492

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Condensed Consolidated Statement of Cash Flows

	2002	2001	2000
	(In thousands) Years Ended December 31,		
Cash provided by (used for):			
Operating activities:			
Net income	**$ 83,698**	$ 66,111	$ 68,532
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**32,950**	46,450	43,257
Deferred income taxes	**10,954**	3,681	6,430
Changes in assets and liabilities (net of acquisitions):			
Decrease (increase) in receivables, inventories, and other current assets	**33,512**	18,943	(23,404)
Decrease in payables, accruals, and income taxes	**(20,754)**	(24,422)	(4,390)
Decrease in other long-term liabilities	**(71)**	(6,537)	(14,866)
Pension contribution	**(30,250)**	(1,866)	(1,056)
Other	**(6,376)**	(1,226)	4,221
Total operating activities (before accounts receivable securitization transactions)	**103,663**	101,134	78,724
(Decrease) increase in accounts receivable sold	**—**	(45,000)	1,000
Total operating activities	**103,663**	56,134	79,724
Investing activities:			
Additions to property, plant, and equipment	**(17,374)**	(29,415)	(29,554)
Purchase of businesses	**—**	(131,793)	(81,017)
Other	**(2,355)**	8,684	3,171
Total investing activities	**(19,729)**	(152,524)	(107,400)
Financing activities:			
Net change in short-term borrowings	**(59,012)**	37,747	25,154
Additional long-term borrowings	**—**	73,321	3,003
Reduction in long-term borrowings	**(23,751)**	(721)	(271)
Repurchases of common stock	**(7,346)**	(11,628)	(1,611)
Cash dividends paid	**(7,896)**	(7,878)	(7,697)
Proceeds from stock options and other	**13,415**	12,501	7,649
Total financing activities	**(84,590)**	103,342	26,227
(Decrease) increase in cash and cash equivalents	**(656)**	6,952	(1,449)
Cash and cash equivalents:			
Beginning of year	**14,139**	7,187	8,636
End of year	**$ 13,483**	$ 14,139	$ 7,187

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Selected Financial Data

	2002	2001	2000	1999	1998
(Dollars and shares in millions, except per share amounts)					
Consolidated Operating Results (years ended December 31):					
Net sales	**$1,040.5**	$1,019.3	$1,024.7	$924.8	$927.5
Operating income[(1)(2)]	**$ 148.7**	$ 109.6	$ 135.9	$118.8	$ 96.4
Interest expense[(3)]	**$ (25.2)**	$ (27.9)	$ (29.2)	$ (24.8)	$ (37.5)
Net income[(1)(2)(3)]	**$ 83.7**	$ 66.1	$ 68.5	$ 60.8	$ 41.7
Diluted earnings per share[(1)(2)(3)]	**$ 2.49**	$ 1.98	$ 2.11	$ 1.85	$ 1.24
Dividends declared and paid per share	**$ 0.24**	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Diluted average common shares outstanding	**33.6**	33.4	32.5	32.9	33.7
Operating Data (excluding unusual and nonrecurring items[(4)]):					
Operating income	**$ 148.7**	$ 132.8	$ 135.9	$118.8	$104.5
Operating income - Return on sales	**14.3%**	13.0%	13.3%	12.8%	11.3%
Operating income - Return on average total assets	**14.4%**	14.1%	16.7%	16.2%	16.6%
EBITDA[(5)]	**$ 180.4**	$ 178.0	$ 177.6	$158.1	$146.4
Ratio of EBITDA to interest expense[(5)]	**7.2x**	6.4x	6.1x	6.4x	3.9x
Income from operations	**$ 83.7**	$ 70.8	$ 68.5	$ 60.8	$ 55.3
Diluted earnings per share	**$ 2.49**	$ 2.12	$ 2.11	$ 1.85	$ 1.64
Other Data:					
Depreciation and amortization[(2)]	**$ 33.0**	$ 46.5	$ 43.3	$ 39.6	$ 38.4
Capital expenditures	**$ 17.4**	$ 29.4	$ 29.6	$ 30.3	$ 49.8
Cash provided by operations[(6)]	**$ 103.7**	$ 101.1	$ 78.7	$ 86.6	$ 78.4
Free cash flow[(7)]	**$ 91.4**	$ 75.3	$ 74.5	$ 62.3	$ 31.1
Ratio of earnings to fixed charges	**5.3x**	3.7x	4.3x	4.4x	2.6x
Net income - Return on average total capital	**10.4%**	8.9%	11.5%	11.8%	10.4%
- Return on average stockholders' equity	**22.2%**	21.5%	27.6%	31.2%	25.1%
Year-End Consolidated Financial Position:					
Current assets	**$ 350.6**	$ 379.3	$ 303.1	$256.1	$267.8
Current liabilities	**$ 261.4**	$ 336.2	$ 297.7	$262.7	$233.9
Property, plant, and equipment	**$ 204.3**	$ 214.5	$ 214.0	$219.6	$214.4
Total assets	**$1,030.0**	$1,039.5	$ 859.0	$768.2	$699.8
Long-term debt	**$ 279.6**	$ 303.4	$ 233.6	$231.8	$227.0
Total debt[(8)]	**$ 390.1**	$ 470.8	$ 361.2	$331.4	$305.3
Stockholders' equity	**$ 420.2**	$ 335.1	$ 280.8	$216.2	$174.0
Total debt as a percentage of capitalization[(8)]	**48.1%**	58.4%	56.3%	60.5%	63.7%
Stockholders' equity per share	**$ 12.71**	$ 10.21	$ 8.66	$ 6.76	$ 5.42

Income From Operations
(In millions)
5 Year CAGR is 11%


$90
80
70
60
50
40
30
20
10
98 99 00 01 02

Income From Operations As a Percentage of Sales


10.0%
8.0
6.0
4.0
2.0
98 99 00 01 02

EBITDA[5]
(In millions)


$200
175
150
125
100
75
50
25
98 99 00 01 02

Free Cash Flow[7]
(In millions)


$100
90
80
70
60
50
40
30
20
10
98 99 00 01 02

Capitalization[8]
(In millions)


$900
800
700
600
500
400
300
200
100
98 99 00 01 02

Debt
Equity

Interest Coverage Ratio[3][5]
(Times Interest Earned)


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
98 99 00 01 02

(1) 2001 includes unusual pretax charges totaling $23.3 million, $15.3 million after tax ($0.46 per diluted share). The charges were for employee reductions, facility closures and asset writedowns. The year 2001 also included a tax benefit and related interest income of $10.5 million ($0.32 per diluted share) resulting from the closure of a number of tax years. The amounts in 1998 include a nonrecurring pretax charge for cost reduction initiatives totaling $8.0 million ($4.8 million after tax or $0.14 per diluted share).

(2) The amounts in 2001 and the preceding years include the amortization of goodwill.

(3) Amounts in 1998 include a pretax loss on the early repayment of debt of $13.8 million, $8.7 million after tax ($0.26 per diluted share).

(4) See description of unusual and nonrecurring charges in Notes 1 and 3 above.

(5) EBITDA represents income before income taxes, interest, depreciation and amortization, amortization of deferred financing costs, and nonrecurring items. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures given by other companies.

(6) Before the effects of an accounts receivable securitization program.

(7) Free cash flow represents net income, plus depreciation and amortization, less capital expenditures and dividends. (Also see note 5 above).

(8) Without considering the effect of the accounts receivable securitization program, which reduced accounts receivable and debt in 2000 and 1999, total debt and total debt as a percentage of capitalization would have been $406.2 million and $375.4 million and 59.1% and 63.6%, respectively.

Board of Directors

Lewis G. Cole
Partner, Stroock & Stroock & Lavan LLP, Attorneys

Helmut N. Friedlaender
Private Investor

Sheldon S. Gordon
Chairman of Union Bancaire Privée Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
Financial Adviser; A Managing Director of American Securities Capital Partners, L.P.

James R. Malone
Founding Partner and Managing Director, Bridge Associates

David P. Steinmann
A Managing Director of American Securities, L.P.

Elizabeth R. Varet
Private Investor; Chairman of American Securities, L.P.

Corporate Executive Office

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President—Chief Financial Officer

Robert W. Chlebek
President, Electronic Instruments

Thomas F. Mangold, Jr.
President, Electronic Instruments

Albert J. Neupaver
President, Electromechanical Group

Corporate Officers

William J. Burke
Vice President, Investor and Corporate Relations

William D. Eginton
Vice President, Corporate Development

William P. Lawson
Vice President and Chief Information Officer

Robert R. Mandos, Jr.
Vice President and Comptroller

Deirdre D. Saunders
Vice President and Treasurer

Isaac S. Smalls
Vice President, Financial Reporting

John J. Weaver
Vice President, Human Resources

Donna F. Winquist
Vice President and General Counsel

Operating Officers

Tiziano Barni
Vice President, Vacuum Products Division, Ciaramella Division and AMETEK electromotory S.R.O.

Donald W. Carlson
Vice President, U.S. Gauge

Raymond J. Cavanaugh
Vice President, Chemical Products

John Wesley Hardin
Vice President, Dixson

Laurence K. Hayward
Vice President, Prestolite Power and Switch

Stephen N. Hoiles
Vice President, Test and Calibration Instruments

Mark G. Jantzen
Vice President, Global Floor Care

Timothy N. Jones
Vice President, Process and Analytical Instruments

George W. Jucha
Vice President, Specialty Metal Products

Jon P. Kidder
Vice President, Advanced Measurement Technology

Edward G. Kramer
Vice President, Global Specialty Motors

Lim Meng Kee
Vice President, Asia

Jon Slaybaugh
Vice President, Specialty Motors

Roger A. Smith
Vice President, Marketing and Sales, Household Global Floor Care

Peter M. Stewart
Vice President, Rotron

James E. Visnic
Vice President, Sensor Technology

David A. Zapico
Vice President, Aerospace and Power Instruments

Corporate Office

AMETEK, Inc.
37 North Valley Road
Building 4
P.O. Box 1764
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: **www.ametek.com**

Annual Meeting

Tuesday, May 20, 2003, 2 p.m.

J. P. Morgan Chase & Co.
11th Floor Conference Center
270 Park Avenue
New York, NY 10017
All shareholders are invited to attend.

Stock Exchange Listings

New York and Pacific; symbol: AME

Shareholder Services

American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8200 or 800-937-5449

www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Auditors

Ernst & Young LLP
Philadelphia, PA

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, NY

AMETEK is an equal opportunity employer.

AMETEK®
37 NORTH VALLEY ROAD
BUILDING 4
P.O. BOX 1764
PAOLI, PA 19301-0801
www.ametek.com

© 2003 by AMETEK, Inc.

